UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.        Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and December 31, 2024 and for the six-month period ended June 30, 2025 and 2024 (Unaudited).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
Name: Juan David Bastidas
Title: Chief Legal Counsel

Date: August 13, 2025

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of June 30, 2025 and December 31, 2024 and for the six-month period ended June 30, 2025 and 2024 (Unaudited).

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
 For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2025	2024
REVENUES
Sales by Company-operated restaurants	$2,118,644	$2,092,131
Revenues from franchised restaurants	100,244	100,126
Total revenues	2,218,888	2,192,257

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(763,176)	(733,913)
Payroll and employee benefits	(404,210)	(395,498)
Occupancy and other operating expenses	(627,811)	(614,611)
Royalty fees	(129,866)	(131,364)
Franchised restaurants – occupancy expenses	(42,072)	(42,275)
General and administrative expenses	(150,855)	(141,612)
Other operating income, net	6,709	8,786
Total operating costs and expenses	(2,111,281)	(2,050,487)
Operating income	107,607	141,770
Net interest expense and other financing results	(35,075)	(30,579)
Gain from derivative instruments	1,454	1,249
Foreign currency exchange results	(5,627)	(19,115)
Other non-operating expenses, net	(603)	(652)
Income before income taxes	67,756	92,673
Income tax expense, net	(30,991)	(37,106)
Net income	36,765	55,567
Less: Net income attributable to non-controlling interests	(248)	(426)
Net income attributable to Arcos Dorados Holdings Inc.	$36,517	$55,141

Earnings per share information:
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$0.17	$0.26

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statements of Comprehensive Income
 For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars

	2025	2024
Net income	$36,765	$55,567
Other comprehensive income (loss), net of tax:
Foreign currency translation	87,806	(55,105)
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(22,767)	15,639
Reclassification of net loss (gain) to consolidated statement of income	21,684	(12,181)
Cash flow hedges (net of deferred income taxes of $(1,479) and $342)	(1,083)	3,458
Securities available for sale:
Unrealized (loss) gain on available for sale securities	(484)	637
Reclassification adjustment for loss included in net income	—	438
Securities available for sale (net of deferred income taxes of $(16) and $(145))	(484)	1,075
Total other comprehensive income (loss)	86,239	(50,572)
Comprehensive income	123,004	4,995
Less: Comprehensive income attributable to non-controlling interests	(286)	(370)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$122,718	$4,625

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of June 30, 2025 and December 31, 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	June 30, 2025	As of
	(Unaudited)	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$147,052	$135,064
Short-term investments	86,810	3,529
Accounts and notes receivable, net	156,314	119,441
Other receivables	44,839	42,469
Inventories	56,655	51,650
Prepaid expenses and other current assets	130,509	115,834
Derivative instruments	1,500	416
Total current assets	623,679	468,403
Non-current assets
Miscellaneous	116,319	93,581
Collateral deposits	2,500	2,500
Property and equipment, net	1,238,288	1,127,042
Net intangible assets and goodwill	144,143	66,644
Deferred income taxes	111,215	90,287
Derivative instruments	66,462	79,874
Equity method investments	15,816	14,346
Lease right of use asset	1,053,998	949,977
Total non-current assets	2,748,741	2,424,251
Total assets	$3,372,420	$2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$313,225	$347,895
Royalties payable to McDonald’s Corporation	27,208	20,860
Income taxes payable	46,611	39,004
Other taxes payable	85,108	79,462
Accrued payroll and other liabilities	149,555	113,259
Provision for contingencies	1,306	1,199
Interest payable	18,328	7,798
Short-term debt	27,836	60,251
Current portion of long-term debt	6,051	2,624
Derivative instruments	3,569	1,292
Operating lease liabilities	99,784	92,280
Total current liabilities	778,581	765,924
Non-current liabilities
Accrued payroll and other liabilities	88,841	20,928
Provision for contingencies	31,934	29,157
Long-term debt, excluding current portion	944,456	715,974
Derivative instruments	899	—
Deferred income taxes	1,956	2,084
Operating lease liabilities	944,111	849,158
Total non-current liabilities	2,012,197	1,617,301
Total liabilities	2,790,778	2,383,225
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	650,347	664,390
Accumulated other comprehensive loss	(582,283)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	580,238	508,080
Non-controlling interests in subsidiaries	1,404	1,349
Total equity	581,642	509,429
Total liabilities and equity	$3,372,420	$2,892,654
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars

	2025	2024
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$36,517	$55,141
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	94,208	88,293
Gain on restaurant transactions	(6,845)	(5,501)
Foreign currency exchange results	10,745	14,499
Gain from derivative instruments	(1,454)	(1,249)
Others, net	(11,157)	(15,271)
Changes in assets and liabilities	(64,308)	(72,205)
Net cash provided by operating activities	57,706	63,707
Investing activities
Property and equipment expenditures	(104,153)	(148,927)
Purchases of restaurant businesses paid at acquisition date	(3,475)	(5,023)
Proceeds from sales of property and equipment, restaurant businesses and related advances	290	4,781
Proceeds from short-term investments	12,600	45,786
Acquisition of short-term investments	(106,385)	(30,000)
Other investing activity	(1,127)	(648)
Net cash used in investing activities	(202,250)	(134,031)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(25,280)	(25,278)
Cash Tender of 2027 Senior Notes	(379,265)	—
Issuance of 2032 Senior Notes	597,498	—
Short-term borrowings	11,437	36,613
Payment of short-term debt	(35,710)	(25,549)
Payments for debt issue costs	(6,158)	—
Other financing activities	(3,460)	(3,352)
Net cash provided by (used in) financing activities	159,062	(17,566)
Effect of exchange rate changes on cash and cash equivalents	(2,530)	(4,555)
Increase (decrease) in cash and cash equivalents	11,988	(92,445)
Cash and cash equivalents at the beginning of the year	135,064	196,661
Cash and cash equivalents at the end of the period	$147,052	$104,216

Supplemental cash flow information:
Cash paid during the period for:
Interest	$25,768	$26,881
Income tax, net of refunds	50,143	64,745
Non-cash investing and financing activities:
Dividend declared pending of payment	25,280	25,279
Seller financing pending of payment	4,125	1,622
Settlement of franchise receivables related to purchases of restaurant businesses	—	510
Receivable related to sales of restaurant businesses	—	2,448
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
For the six-month period ended June 30, 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429
Net income for the period (Unaudited)	—	—	—	—	—	36,517	—	—	—	36,517	248	36,765
Other comprehensive income (Unaudited)	—	—	—	—	—		86,201	—	—	86,201	38	86,239
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share) (Unaudited)	—	—	—	—	—	(50,560)	—	—	—	(50,560)	—	(50,560)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(231)	(231)
Balances at end of period (Unaudited)	132,972,119	$389,967	80,000,000	$132,915	$8,659	$650,347	$(582,283)	(2,309,062)	$(19,367)	$580,238	$1,404	$581,642

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
For the six-month period ended June 30, 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the period (Unaudited)	—	—	—	—	—	55,141	—	—	—	55,141	426	55,567
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(50,516)	—	—	(50,516)	(56)	(50,572)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share) (Unaudited)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	8,088	60	—	—	(60)	—	—	—	—	—	—	—
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(749)	(749)
Balances at end of period (Unaudited)	132,972,119	$389,967	80,000,000	$132,915	$8,659	$570,772	$(613,597)	(2,309,062)	$(19,367)	$469,349	$1,179	$470,528

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guiana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

Effective from January 1, 2025, the Company entered into two new MFAs with McDonald´s Corporation that replaced the prior agreements. The term of the new MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe and Martinique (which are subject to 10 year terms with an option to extend such terms for an additional term of 10 years).

2.    Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its condensed consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2024.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the condensed consolidated financial statements.

Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the condensed consolidated financial statements.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these condensed financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity.

In addition, in these territories, there are foreign currency restrictions. Since 2019, in Argentina several measures have been adopted including, among others: (i) taxes to increase the official exchange rate for certain services and goods, (ii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties and dividends. Since 2024, deregulations were implemented, such as shortened payment deadlines of imports of goods and services, instruments available for the payment of past-due dividends and free access for future dividends payments, among others. Furthermore, Venezuela has currency restrictions which have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the six-month period ended June 30, 2025.

As of June 30, 2025, Argentina’s and Venezuela’s net nonmonetary asset positions were $180.7 million and $20.8 million, respectively, mainly fixed assets.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise. As a consequence of the renewal of the MFAs mentioned in Note 1, as of June 30, 2025, intangible assets included $67,592 related to the initial franchise fee for each franchised restaurant in operation as of January 1, 2025, payable from August, 2027. The related liability is included within Accrued payroll and other liabilities, non-current portion.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Accounts payable outsourcing

In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions offer suppliers to voluntarily sell their receivables to them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any fee, commission, refund or discount from the financial institutions for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables.

As of June 30, 2025 and December 31, 2024, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet were $15,878 and $14,849, respectively.

Recent accounting pronouncements

Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-09 will have on the Company’s consolidated financial statement disclosures.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses". The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are currently in the process of determining the impact that ASU 2024-03 will have on the Company's consolidated financial statement disclosures.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.
4.    Short-term debt

Short-term debt consists of the following:

	As of
	June 30, 2025	As of
	(Unaudited)	December 31, 2024
Bank overdrafts	—	686
Short-term bank loans	$27,836	$55,065
Revolving Credit Facility	—	4,500
Total	$27,836	$60,251

Short-term bank loans

As of June 30, 2025, the Company had drawn short term bank loans in Chile, amounting to $27,836. As of December 31, 2024, short-term bank loans were comprised of short-term bank loans in Chile, Uruguay, Puerto Rico and Panama, amounting to $55,065.

The following table presents additional information related to short-term bank debt:

				Principal as of
Territories	Entity	Currency	Annual interest rate	June 30, 2025 (Unaudited)	December 31, 2024	Maturity
Panama	Citibank N.A.	USD	SOFR + 2.10%	—	5,000	February, 2025
Puerto Rico	Citibank N.A.	USD	SOFR + 2.10%	—	14,000	February, 2025
Chile	Banco de Chile	CLP	6.84%	—	8,677	March, 2025
			6.90%	9,266	—	July, 2025
	Banco Itaú Chile		7.53%	—	17,388	June, 2025
			6.66%	18,570		July, 2025
Uruguay	Banco Itaú Uruguay S.A.	USD	5.74%	—	8,000	May, 2025
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		5.55%	—	2,000
Total				$27,836	$55,065

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

During July 2025, the Company paid the outstanding amount of the short-term bank loan with Banco de Chile and $8.9 million of its loan with Banco Itau Chile. Additionally, the Company renewed $9.7 million of its loan with Banco Itau Chile at an interest rate of 5.65%, now maturing in January, 2027.

Revolving credit facilities

As of June 30, 2025, the Company maintained the followings revolving credit facilities:

Bank	Currency	Maturity	Interest rate	Amount
Itau Unibanco S.A. (i)	$	April 14, 2026	TERM SOFR + range between 2.80% to 4.90%	25,000
J.P. Morgan	$	February 17, 2026	SOFR + 3.10%	25,000
Banco Santander (Brasil) S.A. (ii)	$	October 31, 2026	TERM SOFR + range between 3.20% to 3.60%	25,000

(i) Maintained by its wholly-owned subsidiary ADBV.
(ii) Maintained by both, the Company and its wholly-owned subsidiary ADBV.

In addition, for the J.P. Morgan and Banco Santander agreements, the Company is required to comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness to EBITDA ratio. As of June 30, 2025, these ratio were as follows:

Bank	Ratio	Required Maximum Ratio	June 30, 2025 (Unaudited)
J.P. Morgan	Net Indebtedness to EBITDA	3.00	1.44
Banco Santander (Brasil) S.A.	Net Indebtedness to EBITDA	3.00	1.44
	Net Indebtedness to EBITDA (i)	3.00	0.35

(i) Ratio maintained by its wholly-owned subsidiary ADBV.

As of June 30, 2025 the Company and ADBV were in compliance with all the ratios.

These revolving credit facilities permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty.

The obligations of the Company, and ADBV for the Banco Santander agreement, under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facilities include customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws.

The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with these revolving credit facilities.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Long-term debt

Long-term debt consists of the following:

	As of
	June 30, 2025	As of
	(Unaudited)	December 31, 2024
2032 Notes	$600,000	$—
2029 Notes	334,200	334,200
2027 Notes	—	379,265
Finance lease obligations	11,668	9,087
Long-term bank loans	10,000	—
Other long-term borrowings	6,804	2,791
Subtotal	962,672	725,343
Discount on 2032 Notes	(2,449)	—
Discount on 2029 Notes	(2,911)	(3,294)
Discount on 2027 Notes	—	(1,753)
Premium on 2029 Notes	270	308
Premium on 2027 Notes	—	783
Deferred financing costs	(7,075)	(2,789)
Total	$950,507	$718,598
Current portion of long-term debt	6,051	2,624
Long-term debt, excluding current portion	$944,456	$715,974

2032, 2029 and 2027 Notes

On January 15, 2025, the Company announced the commencement of an offer to purchase for cash any and all of its outstanding 2027 Notes.

Furthermore, on January 29, 2025, the Company’s subsidiary ADBV (the “Issuer”) issued Senior Notes for an aggregate principal amount of $600 million which matures in 2032 (the "2032 Notes"). Interest on the notes will accrue at a rate of 6.375% per annum.

As a result, the proceeds from 2032 Notes were used to fund the cash tender offer redeemed on January 29, 2025 consisting of 35.27% of its outstanding principal of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest and were used on April 4, 2025 to redeem all of its outstanding 2027 Notes announced on February 28 ,2025 at a redemption price equal to 100% for a total amount of $243,120 plus accrued and unpaid interest, and for general corporate purposes. Periodic payments of principal are not required and interest is paid semi-annually commencing on July 29, 2025.

The 2032 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries.

The following table presents additional information related to the 2032, 2029 and 2027 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	June 30, 2025 (Unaudited)	December 31, 2024	Maturity
2032 Notes	6.375%	USD	$600,000	$—	January 29, 2032
2029 Notes	6.125%	USD	334,200	334,200	May 27, 2029
2027 Notes	5.875%	USD	—	379,265	April 4, 2027

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents additional information for the six-month period ended June 30, 2025 and 2024:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)	2025 (Unaudited)	2024 (Unaudited)
2032 Notes	$16,150	$—	$354	$—	$157	$—
2029 Notes	10,235	10,235	235	235	345	345
2027 Notes	4,193	11,141	886	229	866	232

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Long-term bank loans

On May 6, 2025, the Company renewed its short-term bank loans with Banco Itau Uruguay S.A. and Banco Bilbao Vizcaya Argentaria Uruguay S.A. for the same total amount of $8,000 and $2,000, respectively, now maturing both on November 6, 2026, at an annual interest of 3.90% and 3.95%, respectively.

During July 2025, the Company signed two long-term bank loans with Banco Itau Uruguay S.A. and Banco Bilbao Vizcaya Argentaria Uruguay S.A. for $9,500 and $5,500, at an annual interest rate of 4.31% and 4.10%, respectively, maturing both during January 2027.

6.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, foreign currency forwards, principal only swap, call spreads, interest coupon only swaps and sustainability linked ESG principal only swap. All these derivatives are classified as cash flow hedges. Further details are in “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into foreign currency forwards and call spread to mitigate the foreign currency fluctuations on foreign currency denominated liabilities. Further details are explained in the “Derivatives not designated as hedging instruments” section.

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of June 30, 2025 and December 31, 2024:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	As of	As of	Balance Sheets Location	As of	As of
		June 30, 2025 (Unaudited)	December 31, 2024		June 30, 2025 (Unaudited)	December 31, 2024
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$—	$2,093	Accrued payroll and other liabilities	$(2,855)	$—
Principal only swap	Derivative instruments	—	—	Derivative instruments	(1,596)	—
Call spread + coupon-only swap	Derivative instruments	13,027	16,998	Derivative instruments	(1,263)	(179)
Sustainability-linked ESG principal only swap	Derivative instruments	22,999	25,617	Derivative instruments	(235)	(207)
Cross-currency interest rate swap	Derivative instruments	30,516	37,627	Derivative instruments	(1,374)	(620)
Subtotal		$66,542	$82,335		$(7,323)	$(1,006)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	1,371	48	Derivative instruments	—	(286)
Call spread	Derivative instruments	49	—	Derivative instruments	—	—
Subtotal		$1,420	$48		$—	$(286)
Total derivative instruments		$67,962	$82,383		$(7,323)	$(1,292)

Derivatives designated as hedging instruments

Cash flow hedge

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of June 30, 2025, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company, through its Brazilian subsidiary, has entered into certain instruments designated as cash flow hedge to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). The Company uses principal only swap, call spread, coupon-only swaps, cross-currency interest rate swap and a sustainability-linked ESG principal only swap. As of June 30, 2025, the Company estimated that the whole amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 4 years.

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedge:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Notional amount as of
	June 30, 2025 (Unaudited)	December 31, 2024
Forward contracts	$55,285	$48,799
Call spread + coupon-only swap	89,000	89,000
Sustainability-linked ESG principal only	50,000	50,000
Cross-currency interest rate swap	80,000	80,000
Principal only swap	15,000	—

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income (loss) for the six-month period ended June 30, 2025 and 2024 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative (Unaudited)		Loss (Gain) Reclassified from Accumulated OCI into income (Unaudited)
	2025	2024	2025	2024
Forward contracts (i)	$(4,702)	$1,787	$(246)	$1,007
Principal only swap (ii)	(1,928)	—	2,093	—
Cross-currency interest rate swaps (ii)	(12,786)	12,592	11,057	(10,283)
Call spread (ii)	(2,363)	1,080	13,389	(2,490)
Coupon-only swap (ii)	(4,941)	1,213	141	(260)
Sustainability linked ESG principal only swap (ii)	(5,866)	6,103	6,548	(6,949)
Total	$(32,586)	$22,775	$32,982	$(18,975)

(i)The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.
(ii)The net (loss) gain recognized in income is presented as follows:

	For the six-month period ended June 30,
Adjustment to:	2025 (Unaudited)	2024 (Unaudited)
Net interest expense and other financing results	$(1,527)	$(901)
Foreign currency exchange results	(31,701)	20,883
Total	$(33,228)	$19,982

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Gain from derivative instruments”.

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

	Notional amount as of
	June 30, 2025 (Unaudited)	December 31, 2024
Forward contracts	$44,980	$5,000
Call spread	24,000	—

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Share-based compensation

Phantom RSU Award

In May 2019, the Company implemented a long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share per unit on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

The following table provides information about the awards granted by the Company and pending of vesting as of June 30, 2025:

Grant	Units	Vesting period
2023	643,539	May 2026
2024	547,544	May 2027
2025	39,904	April 2026
	805,720	May 2028

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense for the six-month period ended June 30, 2025 and 2024 amounts to $2,992 and $241 respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of June 30, 2025:

	Units	Settlement
Outstanding at December 31, 2024	2,178,314	$—
Grant 2025	845,624	—
Vesting and settlement of 2022 grant	(786,293)	6,306
Vesting and settlement of 2024 grant	(28,800)	220
Forfeited	(172,138)	—
Outstanding at June 30, 2025	2,036,707	—

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
The following table provides a summary of the plan as of June 30, 2025:

Total Non-vested
Number of units outstanding (i)	2,036,707
Share price as of June 30, 2025	7.89
Total fair value of the plan	16,070
Weighted-average accumulated percentage of service	34.88%
Accrued liability (ii)	5,605
Compensation expense not yet recognized (iii)	10,465

(i)Related to awards that will vest between April 2026 and May 2028.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current liabilities balance sheet.
(iii)Expected to be recognized in a weighted-average period of 2.31 years.

8.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s on a restaurant opening plan. Under the terms of the plan the Company have agreed, the Company expects to open 90-100 restaurants in 2025. In addition, the Company have agreed to use its best efforts to reimage at least 10% of its eligible restaurants. The Company may also propose, subject to McDonald’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions;
(ii)to pay to McDonald’s Corporation an initial franchise fee for each new restaurant opened. In addition, the Company will pay an initial franchise fee for each franchised restaurant in operation as of January 1, 2025 (which will be payable in two installments of 50% each (one on August 1, 2027, and the other on August 1, 2037)).
(iii)to pay monthly royalties commencing at a rate of 6% of gross sales of the restaurants, during the first 10 years. This percentage will increase to 6.25% and 6.5% for the subsequent two five-year periods of the agreement;
(iv)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of at least 5% of the Company’s gross sales on Advertising and Promotion activities, unless otherwise agreed with McDonald’s;
(v)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(vi)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company would not be in compliance with these commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business.

For the six-month period ended June 30, 2025, the Company was in compliance with the ratio requirements mentioned in point (vi) above. The ratios for the period mentioned, were as follows:

	June 30, 2025 (Unaudited)	March 31, 2025 (Unaudited)
Fixed Charge Coverage Ratio	2.05	2.14
Leverage Ratio	3.53	3.80

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, the Company, through its wholly-owned subsidiary ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	June 30, 2025 (Unaudited)
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.50	0.35
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.00	0.31
J.P. Morgan	Indebtedness to EBITDA	4.50	0.80

For the six-month period ended June 30, 2025 all the ratios were in compliance.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of June 30, 2025 and December 31, 2024, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $33,240 and $30,356, respectively, presented as follows: $1,306 and $1,199 as a current liability and $31,934 and $29,157 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	June 30, 2025	As of
	(Unaudited)	December 31, 2024
Tax contingencies in Brazil	$28,430	$22,113
Labor contingencies in Brazil	9,735	8,821
Others	5,464	5,763
Subtotal	43,629	36,697
Judicial deposits	(10,389)	(6,341)
Provision for contingencies	$33,240	$30,356

As of June 30, 2025, there are certain matters related to the interpretation of tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $484 million and $530 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

As of June 30, 2025, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $194 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280.

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3 of the Consolidated Financial Statements as of December 31, 2024.

The Company's chief operating decision maker is the Chief Executive Officer ("CEO”) and adjusted EBITDA is the measure of segment's profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following tables present information about profit, or loss, significant expenses, other segment items and assets for each reportable segment:

	For the six-month period ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$815,689	$890,927
NOLAD	599,529	612,926
SLAD	803,670	688,404
Total revenues	$2,218,888	$2,192,257

Significant expenses (a):
Company-operated restaurant expenses:
Brazil	$(660,312)	$(675,606)
NOLAD	(507,139)	(527,932)
SLAD	(683,926)	(604,692)
Total Company-operated restaurant expenses	$(1,851,377)	$(1,808,230)

Franchised restaurants-occupancy expenses:
Brazil	$(26,723)	$(27,945)
NOLAD	(5,201)	(5,516)
SLAD	(5,855)	(4,277)
Total Franchised restaurants-occupancy expenses	$(37,779)	$(37,738)

General and administrative expenses:
Brazil	$(29,147)	$(28,240)
NOLAD	(27,764)	(26,374)
SLAD	(30,027)	(26,749)
Total reportable segments	(86,938)	(81,363)
Corporate	(48,108)	(44,075)
Total General and administrative expenses	$(135,046)	$(125,438)

Other segment items:
Brazil	$3,016	$2,478
NOLAD	8,053	1,659
SLAD	(4,269)	2,626
Total reportable segments	6,800	6,763
Corporate	(96)	103
Total Other segment items (a) (b)	$6,704	$6,866

Adjusted EBITDA:
Brazil	$102,523	$161,614
NOLAD	67,478	54,763
SLAD	79,593	55,312
Total reportable segments	249,594	271,689
Corporate and others (i)	(48,204)	(43,972)
Total adjusted EBITDA	$201,390	$227,717

(a) Depreciation & amortization are not included within the significant expenses, such as Company-operated restaurant expenses, Franchised restaurants-occupancy expenses, Selling, general & administrative expenses and Other segment items.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(b) Other segment items include results related to restaurant transactions, rental income of excess properties, accrual for contingencies, recovery of taxes, results from equity method investments, write-offs of inventory and other miscellaneous items.

	For the six-month period ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$201,390	$227,717

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(94,208)	(88,293)
Gains from sale and insurance recovery of property and equipment	944	2,614
Write-offs of long-lived assets	(519)	(268)
Operating income	107,607	141,770
(Less) Plus:
Net interest expense and other financing results	(35,075)	(30,579)
Gain from derivative instruments	1,454	1,249
Foreign currency exchange results	(5,627)	(19,115)
Other non-operating expenses, net	(603)	(652)
Income tax expense, net	(30,991)	(37,106)
Net income attributable to non-controlling interests	(248)	(426)
Net income attributable to Arcos Dorados Holdings Inc.	$36,517	$55,141

	For the six-month period ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$36,560	$36,484
NOLAD	26,998	24,760
SLAD	26,549	22,119
Total reportable segments	90,107	83,363
Corporate and others (i)	4,101	4,930
Total depreciation and amortization	$94,208	$88,293

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the six-month period ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$46,282	$46,827
NOLAD	18,314	41,327
SLAD	39,520	60,769
Others	37	4
Total property and equipment expenditures	$104,153	$148,927

	As of
	June 30,
	2025	December 31,
	(Unaudited)	2024
Total assets:
Brazil	$1,380,064	$1,164,179
NOLAD	1,037,855	959,403
SLAD	886,352	822,342
Total reportable segments	3,304,271	2,945,924
Corporate and others (i)	169,564	40,366
Purchase price allocation (ii)	(101,415)	(93,636)
Total assets	$3,372,420	$2,892,654

(i)Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of June 30, 2025 corporate assets primarily include cash and cash equivalents and short-term investments. As of December 31, 2024, corporate assets primarily include cash and cash equivalents, short-term investments and lease right of use.

(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill. As of June 30, 2025 and December 31, 2024, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

As of June 30, 2025 and December 31, 2024, the Company issued 212,972,119 shares with no par value, consisting of 132,972,119 Class A shares and 80,000,000 Class B shares for each period.

As of June 30, 2025 and December 31, 2024, the Company had 2,309,062 shares in treasury.

Therefore, as of June 30, 2025 the Company had 210,663,057 shares outstanding, consisting of 130,663,057 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 11, 2025, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 27, June 27, September 26 and December 26, 2025, respectively. As of June 30, 2025, the Company paid $25,280 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of June 30, 2025 and 2024, respectively, and their related activity during the six-month period ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2024	$(667,652)	$3,231	$(4,063)	$(668,484)
Other comprehensive income (loss) before reclassifications (Unaudited)	87,768	(22,767)	(484)	64,517
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	21,684	—	21,684
Net current-period other comprehensive income (loss) (Unaudited)	87,768	(1,083)	(484)	86,201
Balances at June 30, 2025 (Unaudited)	$(579,884)	$2,148	$(4,547)	$(582,283)

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2023	$(555,781)	$(3,015)	$(4,285)	$(563,081)
Other comprehensive (loss) income before reclassifications (Unaudited)	(55,049)	15,639	637	(38,773)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(12,181)	438	(11,743)
Net current-period other comprehensive (loss) income (Unaudited)	(55,049)	3,458	1,075	(50,516)
Balances at June 30, 2024 (Unaudited)	$(610,830)	$443	$(3,210)	$(613,597)

(i)Related to unrealized results on available for sale securities. For the six-month period ended June 30, 2025 and 2024 the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $3,060 and $5,140, respectively, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $7,744 and $8,545 for the six-month period ended June 30, 2025 and 2024, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
11.    Earnings per share

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the six-month period ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$36,517	$55,141
Weighted-average number of common shares outstanding - Basic and Diluted	210,663,057	210,658,096
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$0.17	$0.26

12.    Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guiana, Guadeloupe, Martinique, Aruba, Curaçao, the USVI and Trinidad and Tobago (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of June 30, 2025 and December 31, 2024:

	As of
	June 30,
	2025	December 31,
	(Unaudited)	2024
Other receivables	4,666	5,995
Miscellaneous	4,220	4,031
Accounts payable	(22,682)	(27,261)

The following table summarizes the transactions between the Company and the Axionlog Business for the six-month period ended June 30, 2025 and 2024:

	For the six-month period ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Food and paper (i)	$(172,108)	$(168,216)
Occupancy and other operating expenses	(5,805)	(5,366)

(i)Includes $37,133 of distribution fees and $134,975 of supplier purchases managed through the Axionlog Business for the six-month period ended June 30, 2025; and, $32,251 and $135,965, respectively, for the six-month period ended June 30, 2024.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the outstanding balances between the Company and its equity method investments as of June 30, 2025 and December 31, 2024:

	June 30, 2025 (Unaudited)		December 31, 2024
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,718	$1,858	$2,091	$978
Accounts payable	(4,696)	—	(5,936)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

13.    Disclosures about fair value of financial instruments

Assets and liabilities measured and recorded at fair value on recurring basis

The Company's assets and liabilities measured and recorded at fair value on recurring basis were valued using:

Level 1 inputs: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3 inputs: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

As of June 30, 2025, and December 31, 2024, the Company had not changed the methodology, nor the assumptions used to estimate the fair value of the financial instruments.

There were no transfers to and from Levels 1, 2 and 3 during the six-month period ended June 30, 2025, nor during the year ended December 31, 2024.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2025 and 2024 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	June 30, 2025 (Unaudited)	December 31, 2024	June 30, 2025 (Unaudited)	December 31, 2024	June 30, 2025 (Unaudited)	December 31, 2024	June 30, 2025 (Unaudited)	December 31, 2024
Assets
Cash equivalents	$48,734	$61,579	$—	$—	$—	$—	$48,734	$61,579
Short-term Investments	79,100	—	7,710	3,529	—	—	86,810	3,529
Derivatives	—	—	67,962	82,383	—	—	67,962	82,383
Total Assets	$127,834	$61,579	$75,672	$85,912	$—	$—	$203,506	$147,491
Liabilities
Derivatives	$—	$—	$7,323	$1,292	$—	$—	$7,323	$1,292
Total Liabilities	$—	$—	$7,323	$1,292	$—	$—	$7,323	$1,292

Certain financial assets and liabilities not measured at fair value

As of June 30, 2025, the fair value of the Company’s short term and long-term debt was estimated at $969,573, compared to a carrying amount of $996,671. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of June 30, 2025, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

14.    Subsequent events

Organization and nature of Business

During July 2025, the Company acquired three restaurants and the exclusive rights to operate or sub-franchise McDonald's restaurants in the territory of Saint Martin, which will be part of the NOLAD operating segment.

Financial Debt

During July 2025, the Company paid the outstanding amount of the short-term bank loan with Banco de Chile and $8.9 million of its loan with Banco Itau Chile. Additionally, the Company renewed $9.7 million of its loan with Banco Itau Chile at an interest rate of 5.65%, now maturing in January, 2027.

Moreover, the Company signed two long-term bank loans with Banco Itau Uruguay S.A. and Banco Bilbao Vizcaya Argentaria Uruguay S.A. for $9,500 and $5,500, at an annual interest rate of 4.31% and 4.10%, respectively, maturing both during January 2027.